SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


           REGISTRATION OF SECURITIES OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              TRITON ENERGY LIMITED
             (Exact name of registrant as specified in its charter)


             Cayman Islands                              None
     (State or other Jurisdiction of     (I.R.S. Employer Identification No.)
     incorporation or organization)

                               Caledonian House,
                           Mary Street, P.O. Box 1043
                                   George Town
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)




Securities to be registered pursuant to Section 12(b) of the Act:

              Title of each class               Name of each exchange on which
              to be so registered               each class is to be registered
(a)      Ordinary Shares, par value $.01        New York Stock Exchange
         per share, of Triton Energy Limited

(b)      Preference Share Purchase Rights       New York Stock Exchange
         of Triton Energy Limited



Securities to be registered pursuant to Section 12(g) of the Act:

                 None

Item 1.  Description of Registrants' Securities to be Registered.

         (a) Ordinary Shares. The following is a summary of the ordinary shares, par value $.01 per share (the "Ordinary Shares"), of Triton Energy Limited ("Triton Cayman"). Such summary does not purport to be complete and is qualified in its entirety by reference to Triton Cayman's Articles of Association (the "Articles of Association") and Memorandum of Association ("Memorandum of Association"), which have been filed as Exhibits 3.1 and 3.2, respectively, to this Registration Statement.

                 The Articles of Association provide that the authorized share capital of Triton Cayman is divided into 200,000,000 Ordinary Shares, and 20,000,000 preference shares.

Voting and Other Rights

                 Under the Articles of Association, the holders of Ordinary Shares will be entitled to one vote for each share held on all matters submitted to shareholders' meetings, including the election and removal of directors, and will vote together as a single class with any voting preference shares unless the terms of any voting preference shares or the Articles of Association otherwise provide. The Articles of Association of Triton Cayman provide that the quorum required for a general meeting of the shareholders is a majority of the outstanding Ordinary Shares entitled to vote at such meeting. All matters voted upon at any duly held shareholders' meeting shall be carried by a majority of the votes cast at the meeting by shareholders represented in person or by proxy, except (i) election of directors, who are elected by plurality vote, (ii) approval of a merger or a similar arrangement, which, pursuant to Cayman Islands law, requires the approval by 75% of the votes cast (but, in any event, under the Articles of Association, at least a majority of the outstanding shares), and (iii) approval of a Special Resolution (as defined below). A change of corporate name, the voluntary dissolution, liquidation or winding-up of the affairs of Triton Cayman, a reduction of paid-up share capital, and any amendment to Triton Cayman's Articles of Association or Memorandum of Association require approval by a Special Resolution by the shareholders of Triton Cayman. A Special Resolution requires the approval of at least two-thirds of the votes cast by the shareholders represented in person or by proxy at a duly convened meeting. The Board of Directors or the President may at any time proceed to convene a general meeting of Triton Cayman. Triton Cayman must provide at least 10 days' notice of a general meeting.

                 Because holders are not entitled to cumulate their votes, shareholders holding a majority of the outstanding Ordinary Shares, voting together as a class with the holders of any voting preference shares which may be issued, are able to elect all members of the board of directors of Triton Cayman. The Articles of Association of Triton Cayman provide that the directors are to be elected in three classes of approximately equal number and for a term of three years, with the result that shareholders will not vote for the election of a majority of directors in any single year. Holders of Ordinary Shares have no preemptive rights.

                 The Articles of Association provide that whenever the share capital of Triton Cayman is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied only with the consent in writing of all holders of such class or pursuant to a Special Resolution adopted at a meeting with such holders voting separately as a class. The Articles of Association further provide that, unless otherwise provided by the rights attached to any shares, such rights will not be deemed to be varied by the allotment of further shares which confer on the holders voting rights more favorable than those conferred by such shares. Such rights will not otherwise be deemed to be varied by the creation or issuance of further shares, including any additional Ordinary Shares or different classes of shares with preferential rights as to dividends or capital.

                 There are no limitations on the right of nonresident shareholders to hold or vote their Ordinary Shares imposed by Cayman Islands law or Triton Cayman's Articles of Association.

Dividend Rights

                 The holders of Ordinary Shares will be entitled at any time to receive such dividends as are declared by the Board of Directors. The ability of Triton Cayman to pay dividends on capital stock is restricted by covenants in indentures to which Triton Cayman will be a party upon the consummation of the merger of TEL Merger Corp., a Delaware corporation, with and into Triton Energy Corporation, a Delaware corporation. Triton Cayman currently intends to retain earnings for use in Triton Cayman's business and the financing of its capital requirements. The payment of any future cash dividends is necessarily dependent upon the earnings and financial needs of Triton Cayman, along with applicable legal and contractual restrictions.

Liquidation of Triton Cayman

                 If, at the time of any liquidation, dissolution or winding-up of Triton Cayman, a holder of Ordinary Shares has any outstanding debts, liabilities or engagements to or with Triton Cayman (whether presently payable or not), either alone or jointly with any other person, whether a shareholder or not (including, without limitation, any liability associated with the unpaid purchase price of such Ordinary Shares), the liquidator appointed to oversee the liquidation of Triton Cayman may deduct from the amount payable in respect of such Ordinary Shares the aggregate amount of such debts, liabilities and engagements and apply such amount to any of such holder's debts, liabilities or engagements to or with Triton Cayman (whether presently payable or not). The liquidator may distribute, in kind, to the holders of the Ordinary Shares remaining assets of Triton Cayman or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other company, trust or entity and receive payment therefor in cash, shares or obligations of such other company, trust or entity or any combination thereof, and may sell all or any part of the consideration so received, and may distribute the consideration received or any balance or proceeds thereof to holders of the Ordinary Shares in accordance with the procedures set forth above. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability.

Changes in Capitalization

                 Triton Cayman may by Special Resolution (i) increase its share capital by new shares of such amounts as the resolution prescribes; (ii) consolidate all or any of its share capital into shares of larger amount than its existing shares (similar to a stock combination); (iii) subject to the provisions of the Companies Law, sub-divide its shares or any of them, into shares of smaller amount than is fixed by its Articles of Association (similar to a stock split); and (iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Stock Dividends

                 The Articles of Association provide that the Board of Directors of Triton Cayman may declare and pay stock dividends to the extent permitted by Cayman Islands law (without the need for shareholder approval).

Reduction of Capital and Purchase of Shares

                 Subject to the provisions of the Companies Law, Triton Cayman may by Special Resolution reduce its share capital in any way.

                 Subject to the provisions of the Companies Law, any issued and outstanding Ordinary Shares may be redeemed by Triton Cayman in such circumstances and on such terms as shall be agreed by Triton Cayman and the holder thereof, and Triton Cayman may deduct from the purchase price therefor the aggregate amount of any outstanding debts, liabilities and engagements to or with Triton Cayman by the holder of such shares. Triton Cayman may purchase all or part of the Ordinary Shares of any holder upon the agreement of such holder whether or not it has made a similar offer to all or any other holders.

Transfer of Shares

                 Upon surrender to Triton Cayman or the transfer agent of Triton Cayman of a certificate for Ordinary Shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and otherwise meeting all legal requirements for transfer, Triton Cayman shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction on its books. Triton Cayman may refuse to register the transfer of shares of any holder which have been called for redemption unless otherwise provided by the terms of such shares or the Board of Directors in connection with the call of such shares.

         (b) Preference Share Purchase Rights. The following is a summary of the Preference Share Purchase Rights. Such summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement between Triton Cayman and Chemical Bank (the "Rights Agreement"), a copy of which has been filed as Exhibit 4.1 to this Registration Statement.

                 The Board of Directors of Triton Cayman has adopted a Shareholder Rights Plan pursuant to which preference share purchase rights attach to all Ordinary Shares at the rate of one right for each Ordinary Share. Chemical Bank is the Rights Agent for the Preference Share Purchase Rights. Each right entitles the registered holder to purchase from Triton Cayman one one-thousandth of a Series A Junior Participating Preference Share, par value $.01 per share (the "Junior Preference Shares"), of Triton Cayman at a price of $120 per one one-thousandth of a share of such Junior Preference Shares, subject to adjustment.

                 Generally, the rights only become distributable ten days following public announcement that a person has acquired beneficial ownership of 15% or more of the Ordinary Shares or ten business days following commencement of a tender or exchange offer for 15% or more of the outstanding Ordinary Shares. If, among other events, any person becomes the beneficial owner of 15% or more of the Ordinary Shares, each right not owned by such person generally becomes the right to purchase such number of Ordinary Shares that is equal to the amount obtained by dividing the right's exercise price (currently $120) by 50% of the market price of the Ordinary Shares on the date of the first occurrence. In addition, if Triton Cayman is subsequently merged or certain other extraordinary business transactions are consummated, each right generally becomes a right to purchase such number of shares of common stock of the acquiring person that is equal to the amount obtained by dividing the right's exercise price by 50% of the market price of such Ordinary Shares on the date of the first occurrence.

                 Under certain circumstances, Triton Cayman's directors may determine that a tender offer or merger is fair to all shareholders and prevent the rights from being exercised. At any time after any person or group acquires 15% or more of the Ordinary Shares outstanding and prior to the acquisition by such person or group of 50% or more of the outstanding Ordinary Shares or the occurrence of an event described in the prior paragraph, the Board of Directors of Triton Cayman may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Ordinary Share, or one one-thousandth of a Junior Preference Share per right (subject to adjustment). Triton Cayman has the ability to amend the rights (except the redemption price) in any manner prior to the public announcement that a 15% position has been acquired or a tender offer has been commenced.

                 Any Junior Preference Shares issued pursuant to the Shareholders Rights Plan will rank junior as to dividends and liquidation to the Convertible Preference Shares. Junior Preference Shares purchasable upon exercise of the rights will not be redeemable. Each Junior Preference Share will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Ordinary Share. In the event of liquidation, the holders of the Junior Preference Shares will be entitled to a minimum preferential liquidation payment of $1000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per Ordinary Share. Each Junior Preference Share will have 1,000 votes, voting together with Ordinary Shares. Finally, in the event of any merger, consolidation or other transaction in which Ordinary Shares are converted or exchanged, each Junior Preference Share will be entitled to receive 1,000 times the amount received per Ordinary Share. These rights are protected by customary antidilution provisions.

                 Triton Cayman will be entitled to redeem the rights at $0.01 a right at any time prior to the time that a 15% position has been acquired. The rights will expire on May 22, 2005.

Item 2.  Exhibits


3.1              Form of Triton Energy Limited's Articles of Association.

3.2              Form of Triton Energy Limited's Memorandum of Association.

4.1              Form of Rights Agreement between Triton Energy Limited and
                 Chemical Bank.

4.2 A specimen of a Certificate for the Ordinary Shares of Triton Cayman.

                                    SIGNATURE

                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undesigned, thereto duly authorized.

 Date: March 25, 1996                     TRITON ENERGY LIMITED


                                          By: /s/ Robert B. Holland, III
                                          Name:   Robert B. Holland, III
                                          Title:  Senior Vice President
                                                   and Secretary

                                  Exhibit Index


3.1      Form of Triton Energy Limited's Articles of Association.

3.2      Form of Triton Energy Limited's Memorandum of Association.

4.1      Form of Rights Agreement between Triton Energy Limited and Chemical
         Bank.

4.2      A specimen of a Certificate for the Ordinary Shares of Triton Cayman.